
Mail Stop 3628

December 7, 2005

By Facsimile (202) 663-6363 and U.S. Mail
Erika L. Robinson
Wilmer Cutler Pickering Hale and Dorr LLP
2445 M Street N.W.
Washington, DC 20037

Re: CP Ships Limited
Schedule TO-I/A
Filed on November 30, 2005
File No. 005-77959

Dear Ms. Robinson:

We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO

Offering to Purchase for Cash

Effect of Event of Default

1. We note your response and revised disclosure to prior comment 5. While we do not agree with your analysis that the "Event of Default" provision is consistent with the tender offer rules, we will raise no further comment at this time.

Closing

As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

Very truly yours,

Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers & Acquisitions